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SEC FILE NUMBER
8-71308

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 09/08/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Anthem Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

285 Fulton Street, Floor 85
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Peter Dolezal	(912) 902-6984	peter@anthemsecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ferrara CPA
(Name – if individual, state last, first, and middle name)

100 Horizon Center Blvd.	Hamilton	NJ	08691
(Address)	(City)	(State)	(Zip Code)

12/17/2024	7259
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Peter Dolezal__, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Anthem Securities, LLC__, as of __December 31__, 2 __025__, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _(signature)_

Title: _CEO_

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ANTHEM SECURITIES, LLC

Statement of Financial Condition
For the period September 8, 2025 (inception) to December 31, 2025

(With Report of Independent Registered Public Accounting Firm Thereon)

Table of Contents

Ferrara CPA
100 Horizon Center Blvd.
Hamilton, NJ 08691
Tel: 609-865-5391
Fax: 609-435-3422

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To: The Board of Directors and Member of Anthem Securities, LLC

Opinion on the Financial Statement

I have audited the accompanying statement of financial condition of Anthem Securities, LLC as of December 31, 2025, and the related notes. In my opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Anthem Securities, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Anthem Securities, LLC's management. My responsibility is to express an opinion on Anthem Securities, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Anthem Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Ferrara CPA

I have served as Anthem Securities, LLC's auditor since 2025.

Ferrara CPA
Hamilton, New Jersey
March 6, 2026

ANTHEM SECURITIES, LLC
Statement of Financial Condition
As of December 31, 2025

ASSETS

Cash	$	146,995
Prepaid expenses and deposits		3,290
TOTAL ASSETS	$	150,285

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable, accrued expenses and other liabilities		8,841
TOTAL LIABILITIES	$	8,841
Commitments and contingencies (Note 11)		-
MEMBER'S EQUITY		141,444
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	150,285

ANTHEM SECURITIES, LLC
Notes to the Statement of Financial Condition
For the period September 8, 2025 (inception) to December 31, 2025

1. **Organization and Nature of Business**

   Anthem Securities, LLC (the "Company"), a Delaware limited liability company, is a newly established broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company received approval from the SEC and FINRA to operate as a broker-dealer on September 8, 2025. The Company is a wholly owned subsidiary of Fulton Street Capital, LLC (the "Parent").

   The Company operates as a securities broker-dealer engaged primarily in facilitating private placements of securities as an agent, raising capital from institutional investors on behalf of issuers. The Company's activities are limited to a single line of business and are subject to various risks and uncertainties, including the possibility that anticipated business opportunities may not develop as expected.

   Liquidity Matters

   The Company has incurred significant operating losses and has funded its operations through capital contributions from its Parent. As a newly established broker-dealer, the Company is in the early stages of building its platform and expects to begin generating revenue in the coming year. Management believes that the Company's current cash balance of $146,995, together with projected revenue, will be sufficient to fund the Company's operating plan for at least 12 months following the issuance of these financial statements. In addition, the Parent has indicated its intent to provide additional capital contributions as needed for the foreseeable future, which management believes will enable the Company to continue its operations until it achieves sustainable revenue generation.

2. **Significant Accounting and Reporting Policies**

   Basis of Presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The Company believes that the disclosures in these financial statements are adequate and not misleading. In the opinion of management, the financial statements contain all adjustments necessary for a fair presentation of the Company's financial position as of December 31, 2025 and is not necessarily indicative of the results for any future period.

   Use of Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

ANTHEM SECURITIES, LLC
Notes to the Statement of Financial Condition
For the period September 8, 2025 (inception) to December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company monitors these bank accounts and does not expect to incur any losses from such accounts. The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held-for-sale in the ordinary course of business. The recorded value of such instruments approximates their fair value. At December 31, 2025, the Company had no cash equivalents.

Leases

The Company is required to record a right-of-use asset and a corresponding lease liability on the balance sheet for all leases with terms greater than 12 months. All such leases are to be classified as either finance or operating. The Company had no lease obligations that required recording or disclosures in the December 31, 2025 financial statements.

Fair Value Measurement

Fair value is defined as "the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date." A three-tiered hierarchy for determining fair value has been established that prioritizes inputs to valuation techniques used in fair value calculations. The three levels of inputs are defined as Level 1 (unadjusted quoted prices for identical assets or liabilities in active markets), Level 2 (inputs that are observable in the marketplace other than those inputs classified in Level 1) and Level 3 (inputs that are unobservable in the marketplace). Cash, receivables (if any), accounts payable and other current liabilities are reflected in the financial statements at carrying value which approximates fair value because of the short-term maturity of these instruments.

Current Expected Credit Losses (CECL)

The Company follows ASC Topic 326, *Financial Instruments – Credit Losses*, which requires a current expected credit loss ("CECL") methodology for certain financial assets measured at amortized cost. Under CECL, expected credit losses are estimated over the life of the financial asset and recorded at inception or purchase.

The Company has determined that certain financial assets, including cash and cash equivalents, have de minimis expected credit losses due to their nature, contractual life, and historical experience. Accounts receivable are subject to the CECL guidance; however, management believes no allowance for credit losses is necessary. This conclusion is based on the Company's expectation of collectability, taking into account factors such as credit quality of clients, aging of receivables, and current and projected economic conditions

Income Taxes

The Company is a limited liability company that is treated as a disregarded entity for income tax purposes as all income or loss flows through to its Parent. Therefore, no income tax expense or liability is recorded in the accompanying financial statements.

ANTHEM SECURITIES, LLC
Notes to the Statement of Financial Condition
For the period September 8, 2025 (inception) to December 31, 2025

2. **Significant Accounting and Reporting Policies, continued**

The Company follows FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*. Under ASC 740-10, the Company evaluates each of its tax positions to determine if it is "more likely than not" to be sustained upon examination by the applicable taxing authority. Tax positions not meeting this threshold would be recorded as a tax expense and liability in the current period.

Management has concluded that there are no tax obligations arising from uncertain income tax positions for the year ended December 31, 2025. Tax returns for the years ended December 31, 2024, and thereafter remain open and are subject to examination by taxing authorities. No income tax returns are currently under examination.

Segment Reporting

The FASB issued ASU 2023-07, which enhances segment reporting requirements for public entities, including broker-dealers, to improve financial disclosure transparency for investors and stakeholders. The update is effective for fiscal years beginning after December 15, 2024. After reviewing the ASU 2023-07 disclosure requirements, Company management determined that the Company operates with a single reportable segment. For further discussion, see Note 8 to the financial statements.

3. **Prepaid Deposits and Expenses**

Prepaid expenses and deposits consist of advance payments for goods, services, or other benefits to be received in future periods. These amounts are recognized as expenses over the periods during which the related benefits are consumed. As of December 31, 2025, prepaid deposits and expenses totaled $3,290, as reported in the Statement of Financial Condition.

4. **Occupancy**

The Company has entered into a sub-lease agreement for office space. The sub-lease is on a month-to-month basis and may be terminated by either party with 15 days' notice. As of December 31, 2025, no amounts were outstanding under this agreement.

5. **Net Capital and Exemption Requirements**

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. As the Company is still within its first year of operations, the ratio of aggregate indebtedness to net capital cannot exceed 800%. After the first year, this ratio increases to 1,500%. The Rule also prohibits the Company from engaging in securities transactions if its net capital falls below $5,000, and restricts the withdrawal of equity capital or the payment of cash dividends if the aggregate indebtedness exceeds 1,000% of net capital.

At December 31, 2025, the Company had net capital of $138,154 which was $133,154 in excess of its required net capital and the ratio of aggregate indebtedness to net capital was 6.40%.

ANTHEM SECURITIES, LLC
Notes to the Statement of Financial Condition
For the period September 8, 2025 (inception) to December 31, 2025

5. **Net Capital and Exemption Requirements, continued**

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. The Company 1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, 2) did not carry accounts of customers of or for customers, and 3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period ending December 31, 2025, without exception.

6. **Restrictions on Contributed Capital**

Capital contributions made prior to FINRA and SEC approval of the Company are restricted from withdrawal until one year from the date of effective date of FINRA/SEC approval. Contributions made after effective date of FINRA/SEC approval are restricted from withdrawal for one year from the date of infusion. In both instances, withdrawals may only occur if prior written authorization is obtained from FINRA.

7. **Concentrations of Credit Risks**

The Company maintains its cash balances at a depository bank insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. Deposits in excess of FDIC insurance limits, if any, are subject to credit risk. As of December 31, 2025, the Company's cash balances did not exceed the FDIC-insured limit, thereby mitigating the credit risk associated with cash holdings.

The Company's clients are primarily institutional investors and issuers with established credit worthiness. Despite this, there remains a minimal risk associated with receiving funds from clients. The Company assesses the financial stability of its clients to manage this risk.

8. **Segment Reporting**

The Company operates as a securities broker-dealer in a single line of business, offering services including private placements of securities. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. As a result, no disaggregated segment information is presented.

9. **Subordinated Liabilities**

As of December 31, 2025, the Company did not have any liabilities subordinate to the claims of general creditors at the start, end, or throughout the period.

ANTHEM SECURITIES, LLC
Notes to the Statement of Financial Condition
For the period September 8, 2025 (inception) to December 31, 2025

10. Commitments and Contingencies

Operating as a broker-dealer, the Company is exposed to potential litigation, claims, and regulatory examinations. Following a comprehensive evaluation of potential exposures, management holds the opinion that, as of December 31, 2025, there are no outstanding matters anticipated to have a material adverse effect on the Company's financial position.

Pursuant to Securities and Exchange Commission Rule 15c3-1(e)(2) the Company may not authorize distributions to its member if such distributions cause the Company's net capital to fall below 120% of the Company's minimum net capital requirement. As of December 31, 2025 the Company was not in violation of this requirement.

The Company had no lease or rental commitments (other than as disclosed in Note 4), no underwriting commitments, no contingent liabilities, and had not been named as a defendant in any lawsuit at December 31, 2025 or during the year then ended.

11. Subsequent Events

Management has evaluated all events and transactions occurring subsequent to December 31, 2025, through the date of issuance of these financial statements, and has determined that there were no other material subsequent events that require recognition or additional disclosure in these financial statements.